UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 22, 2019, Midatech Pharma PLC (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”) relating to the offer and sale of 3,000,000 American Depositary Shares of the Company (the “ADSs”) at a purchase price of $1.00 per ADS (the “Offering”). Each ADS represents 20 of the Company’s ordinary shares, nominal value £0.00005 per share (the “Ordinary Shares”).

Concurrently with the Offering, and pursuant to the Purchase Agreement, the Company also commenced a private placement whereby it agreed to issue and sell warrants (“Warrants”) exercisable for an aggregate of 3,000,000 ADSs (the “Warrant ADSs”), which represents 100% of ADSs sold in the Offering (the “Private Placement”). The Warrants will be exercisable at an exercise price of $1.25 per ADS. The Warrants become exercisable on the initial exercise date, which is the earlier of (i) when a registration statement to cover the issuance of the Warrant ADSs becomes effective and such Warrant ADSs, and the Ordinary Shares underlying the Warrant ADSs, may be issued free of all legends, or (ii) the Company’s entry into a restricted issuance agreement with the depositary and holders of restricted ADSs. The Warrants will expire five and one-half years from the initial exercise date and may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the Warrant ADSs.

The Purchase Agreement contains customary representations, warranties and covenants of the Company and Purchaser, and customary indemnification provisions for a transaction of this type.

The Offering and Private Placement are expected to close on or about October 25, 2019, subject to customary closing conditions.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the placement agent for the Offering and the Private Placement. The Company has agreed to pay Wainwright a cash fee in an amount equal to 7.0% of the aggregate proceeds of the Offering and to issue to Wainwright or its designees warrants (the “Placement Agent Warrants”) to purchase an aggregate of 150,000 Warrant ADSs or 5.0% of the aggregate ADSs sold in the Offering (such ADSs, the “Placement Agent Warrant ADSs”). The Company also agreed to pay Wainwright $25,000 for non-accountable expenses, a management fee equal to 1.0% of the gross proceeds raised in the Offering, an expense allowance of $35,000 for legal fees and other out-of-pocket expenses, and $10,000 for clearing expenses. The Placement Agent Warrants have substantially the same terms as the Warrants, including the exercise price of $1.25 per ADS, except that the term of the Placement Agent Warrants terminates on October 22, 2024 and except as required by FINRA.

The ADSs to be issued in the Offering will be issued pursuant to a prospectus supplement dated as of October 23, 2019, which was filed with the SEC on October 23, 2019, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-233901) (the “Registration Statement”), which became effective on October 21, 2019, and the base prospectus dated as of October 21, 2019 contained in such Registration Statement. This Report on Form 6-K (“Form 6-K”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Warrants, the Placement Agent Warrants, the Warrant ADSs, the Placement Agent Warrant ADSs, and the Ordinary Shares underlying the Warrant ADSs and Placement Agent Warrant ADSs (collectively, the “Warrant Securities”), are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), nor are such Warrant Securities being offered pursuant to the Registration Statement or the prospectus supplement and base prospectus contained in such Registration Statement. The Warrant Securities are being offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder. The Warrant Securities are not, and will not be, listed for trading on any national securities exchange. Each investor will be an “accredited investor” (as such term is defined in Rule 501(a)) or “qualified institutional buyer” (as such term is defined in Rule 144A) under the Securities Act.

The foregoing description of the Purchase Agreement, the Warrants and the Placement Agent Warrants are not complete and are qualified in their entirety by references to the full text of the Form of Purchase Agreement, the Form of Warrant and the Form of Placement Agent Warrant, which are filed as exhibits to this report and are incorporated by reference herein.

A copy of the opinion of Brown Rudnick LLP relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release dated October 23, 2019, which is attached as Exhibit 99.1 hereto.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Offering and the amount of proceeds expected from the Offering. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of October 2019, and incorporated by reference herein, is:

Exhibit No.	Description

4.1	Form of Warrant.

4.2	Form of Placement Agent Warrant.

5.1	Opinion of Brown Rudnick LLP.

10.1	Form of Securities Purchase Agreement, dated as of October 22, 2019, by and between Midatech Pharma PLC and the purchaser identified on the signature page thereto.*

23.1	Consent of Brown Rudnick LLP (included in Exhibit 5.1).

99.1	Press release, dated October 23, 2019 entitled “Midatech Pharma PLC Announces US$3.0 Million Registered Direct Offering.”

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: October 24, 2019	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Financial Officer